FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Date of Report June 29, 2007

NOVATEL INC.

Commission File No. 0-29004

1120 - 68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

A copy of the Registrant’s Quarterly Report (including financial statements) for the three month period ended March 31, 2007 is furnished herewith and is incorporated by reference into the following Registration Statements:

Registration Statement on Form S-8 #333-141473
Registration Statement on Form S-8 #333-6502
Registration Statement on Form S-8 #333-9216
Registration Statement on Form S-8 #333-98603

EXHIBITS

The following exhibits are filed as part of this report on Form 6-K:

No.   Document

(1)	Quarterly Report (including financial statements) of NovAtel Inc. for the three month period ended March 31, 2007.

(2)	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVATEL INC.

Date: June 29, 2007   By: /s/      Werner Gartner
Name: Werner Gartner
Title: Executive Vice President and
Chief Financial Officer